EXHIBIT 99.2

REGISTRANT’S AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014.

MAG SILVER CORP. Consolidated Financial Statements (expressed in US$) For the year ended December 31, 2014 Dated: March 25, 2015

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management’s discussion and analysis (“MD&A”) and all financial information in the Annual Report for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

/s/ “George Paspalas”                                                                          /s/ “Larry Taddei”
George Paspalas                                                                                     Larry Taddei
Chief Executive Officer                                                                          Chief Financial Officer

March 25, 2015

Independent Auditor’s Report To the Board of Directors and Shareholders of MAG Silver Corp.	Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

We have audited the accompanying consolidated financial statements of MAG Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MAG Silver Corp. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ “Deloitte LLP”
Chartered Accountants
March 25, 2015
Vancouver, Canada

MAG SILVER CORP.
Consolidated Statements of Financial Position
(expressed in US$ dollars unless otherwise stated)	Note		December 31, 2014	December 31, 2013

ASSETS

CURRENT
Cash			$86,280,385	$25,050,948
Accounts receivable	3		583,373	982,673
Marketable securities	4		364,584	486,700
Prepaid expenses			355,909	280,883
TOTAL CURRENT ASSETS			87,584,251	26,801,204
EQUIPMENT	5		52,567	78,610
INVESTMENT IN ASSOCIATE	6		27,598,153	23,093,221
EXPLORATION AND EVALUATION ASSETS	7		50,480,496	55,410,761
OPTION TO ACQUIRE MINERAL INTEREST	7	(d)	3,808,029	1,065,075
TOTAL ASSETS			$169,523,496	$106,448,871

LIABILITIES

CURRENT
Trade and other payables			$550,509	$830,989
COMMITMENTS	7,14

DEFERRED INCOME TAXES	15		3,682,347	4,234,722

TOTAL LIABILITIES			4,232,856	5,065,711

EQUITY

Share capital	8
Authorized - unlimited common shares,
without par value
Issued and outstanding common shares
at December 31, 2014 - 68,860,536 (Dec. 31, 2013 - 60,141,718)			257,023,003	179,579,878
Share option reserve			19,485,539	16,700,933
Accumulated other comprehensive income			858,580	1,045,628
Deficit			(112,076,482)	(95,943,279)
TOTAL EQUITY			165,290,640	101,383,160
TOTAL LIABILITIES AND EQUITY			$169,523,496	$106,448,871

SUBSEQUENT EVENTS	16

ON BEHALF OF THE BOARD (approved on March 25, 2014)

/s/ "Derek White"	/s/ "Jill Leversage"
Derek White, Director	Jill Leversage, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Loss and Comprehensive Loss
(expressed in US$ dollars unless otherwise stated)
			For the	For the
			year ended	year ended
			December 31,	December 31,
	Note		2014	2013
EXPENSES
Accounting and audit			$498,220	$521,123
Amortization	5		35,185	35,751
Filing and transfer agent fees			164,490	196,829
Foreign exchange loss (gain)			1,012,584	(1,525,770)
General office expenses			764,882	854,279
Legal			312,609	254,351
Management compensation and consulting fees			3,128,894	2,538,843
Exploration and evaluation costs written off	7		6,418,387	16,998,885
Share based payment expense	8b,c,d		3,502,481	3,014,711
Shareholder relations			382,727	350,521
Travel			243,739	295,222
			16,464,198	23,534,745
INTEREST INCOME			237,635	175,995
IMPAIRMENT OF INVESTMENT
IN AVAILABLE-FOR-SALE SECURITIES	4		(227,640)	(243,112)
EQUITY PICK UP FROM ASSOCIATE	6		(231,375)	(1,534,769)
LOSS FOR THE YEAR BEFORE INCOME TAX			$(16,685,578)	$(25,136,631)

DEFERRED INCOME TAX RECOVERY (EXPENSE)	7b, 15		552,375	(4,234,722)
LOSS FOR THE YEAR			$(16,133,203)	$(29,371,353)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
CURRENCY TRANSLATION ADJUSTMENT	2	k	(186,876)	(2,394,578)
UNREALIZED GAIN (LOSS) ON
MARKETABLE SECURITIES, NET OF NIL TAXES	4		(172)	50,620
			(187,048)	(2,343,958)

TOTAL COMPREHENSIVE LOSS			$(16,320,251)	$(31,715,311)

BASIC AND DILUTED
LOSS PER SHARE			$(0.25)	$(0.49)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - BASIC AND DILUTED			64,113,376	60,132,319

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Changes in Equity
(expressed in US$ unless otherwise stated)
							Accumulated
						Unrealized	other
		Common shares		Share	Currency	gain (loss) on	comprehensive
		without par value		Option	translation	marketable	income (loss)		Total
	Note	Shares	Amount	Reserve	adjustment	securities	("AOCI")	Deficit	equity

Balance, January 1, 2013		60,023,835	$178,387,343	$14,030,576	$3,365,712	$23,874	$3,389,586	$(66,571,926)	$129,235,579
Stock options exercised	8a, 8b	117,883	1,192,535	(344,354)	-	-	-	-	848,181
Share based payment expense	8b	-	-	3,014,711	-	-	-	-	3,014,711

Currency translation adjustment		-	-	-	(2,394,578)	-	(2,394,578)	-	(2,394,578)
Unrealized gain on marketable securities	4	-	-	-	-	50,620	50,620	-	50,620
Net loss		-	-	-	-	-	-	(29,371,353)	(29,371,353)
Total Comprehensive Loss		-	-	-	-	-	-	-	(31,715,311)

Balance, December 31, 2013		60,141,718	$179,579,878	$16,700,933	$971,134	$74,494	$1,045,628	$(95,943,279)	101,383,160
Stock options exercised	8a, 8b	293,750	2,303,260	(664,625)	-	-	-	-	1,638,635
Stock options exercised cashless	8a	7,068	53,250	(53,250)	-	-	-	-	-
Share based payment expense	8b,c,d	-	-	3,502,481	-	-	-	-	3,502,481
Issued for cash	8a	8,418,000	75,086,615	-	-	-	-	-	75,086,615

Currency translation adjustment	2k	-	-	-	(186,876)	-	(186,876)	-	(186,876)
Unrealized loss on marketable securities	4	-	-	-	-	(172)	(172)	-	(172)
Net loss		-	-	-	-	-	-	(16,133,203)	(16,133,203)
Total Comprehensive Loss		-	-	-	-	-	-	-	(16,320,251)

Balance, December 31, 2014		68,860,536	$257,023,003	$19,485,539	$784,258	$74,322	$858,580	$(112,076,482)	165,290,640

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
(expressed in US dollars unless otherwise stated)

		For the	For the
		year ended	year ended
		December 31,	December 31,
	Note	2014	2013

OPERATING ACTIVITIES
Loss for the year		$(16,133,203)	(29,371,353)
Items not involving cash:
Amortization	5	35,185	35,751
Deferred income tax (recovery) expense	15	(552,375)	4,234,722
Equity pick up from Associate	6	231,375	1,534,769
Exploration and evaluation assets written off	7	6,418,387	16,998,885
Impairment of investment in available-for-sale securities	4	227,640	243,112
Share based payment expense	8b,c,d	3,502,481	3,014,711
Unrealized foreign exchange loss (gain)		1,009,212	(1,529,421)

Changes in operating assets and liabilities
Accounts receivable		399,300	(410,379)
Prepaid expenses		(75,026)	(96,976)
Trade and other payables		(100,138)	(258,096)
Net cash used in operating activities		(5,037,162)	(5,604,275)

INVESTING ACTIVITIES
Investment in associate	6	(4,710,939)	(5,166,251)
Exploration and evaluation expenditures	7	(1,646,972)	(3,574,950)
Expenditures under Option to acquire Mineral interest	7	(3,054,850)	(988,393)
Purchase of equipment and leasehold improvements	5	(10,230)	(17,441)
Purchase of marketable securities	4	(106,200)	(263,705)
Net cash used in investing activities		(9,529,191)	(10,010,740)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	8	1,638,635	848,181
Issuance of common shares, net of share issue costs	8	75,086,615	-
Net cash from financing activities		76,725,250	848,181

EFFECTS OF EXCHANGE RATE CHANGES ON CASH		(929,460)	(803,376)

INCREASE (DECREASE) IN CASH		61,229,437	(15,570,210)
CASH, BEGINNING OF YEAR		25,050,948	40,621,158
CASH, END OF YEAR		$86,280,385	25,050,948

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

1.           NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007.

The Company is an exploration and development company working on mineral properties in Mexico that it has either staked or acquired by way of option agreement.  The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
2600 – 595 Burrard Street
Vancouver, British Columbia,
Canada V7X 1L3

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada V6C 2V6

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein. The Company has changed the functional currency of the parent Company MAG effective July 1, 2014 (Note 2(d) and 2(k) below).

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 25, 2015.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

(a)           Basis of consolidation

These consolidated Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at December 31, 2014 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These consolidated financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 6), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)           Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

(c)           Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, estimate of fair value of the option to acquire mineral interest, recoveries of receivable balances, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated.

(d)           Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets, option to acquire mineral interest and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b), 2(e) and 2(g)).

The Company has performed analysis of the functional currency for each subsidiary, and noted the majority of operating expenditures were either denominated in the United States dollar (“US$”) or determined by the US$.  Consequently, the Company concluded that the US$ is the currency that mainly influences the cost of providing goods and services in each of the Mexican subsidiaries of the Company, and in its Mexican Associate. On July 1, 2014, the Company reassessed the functional currency of its parent entity due to the changes in circumstances (see Note 2(k)) and the Company determined that the functional currency of its parent entity was the US$ as of July 1, 2014. The determination of the functional currency of the parent entity is one of significant judgement and took into account the primary and secondary indicators to determine the functional currency.

(e)           Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

The Company has designated its cash as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Marketable securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company’s other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

Available-for-sale financial assets are assessed at each reporting date for objective evidence of significant or prolonged decline in fair value requiring impairment. The evaluation includes an analysis of the fact and circumstances of the financial assets, the market price of the actively traded securities and other financial assets, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook.

An option agreement to exercise the acquisition in shares of an entity, which holds an underlying mineral property interest, is a financial instrument.  The option derivative is measured at fair value at each reporting period, unless the value of the derivative is not reliably measurable at which point the investment is recognized at its cost.

(f)           Cash

Due to the low market interest rates available on deposits and the need to maintain resources liquid for the Company’s ongoing exploration activities, management maintains the Company’s cash in liquid high interest savings accounts.

(g)           Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests.  Option payments made by the Company are capitalized until the decision to exercise the option is made.  If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset.  If the option agreement relates to the acquisition in shares of an entity, which holds an underlying mineral property interest, the option to acquire the shares in another entity is a financial instrument (see (e) Financial instruments above).  At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

(h)           Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment	30% declining balance
Field equipment	30% declining balance
Leasehold improvements	straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i)           Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

(j)           Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision for closure and reclamation as at December 31, 2014 or December 31, 2013.

(k) Functional currency and presentation currency

Up until June 30, 2014, the functional currency of the parent company MAG was the Canadian dollar (“C$”) and the functional currency of its Mexican subsidiaries and investment in associate was and remains the United States dollar (“US$”).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

On July 1, 2014, the Company reassessed the functional currency of its parent entity due to the changes that have occurred with the commencement of the Juanicipio underground development and the associated financing announced on June 26, 2014.  The parent entity US$ expenditure and funding requirements related to the joint venture are now expected to increase significantly as the joint venture continues the mine development, which has changed the currency of the primary economic environment in which the parent entity operates.  In addition, the parent MAG now holds the significant majority of its funds in US$.  The Company determined that these changes in circumstances resulted in a change of the functional currency of its parent entity from the C$ to the US$ as of July 1, 2014.  The Company applied the change to functional currency as of July 1, 2014 on a prospective basis.

The Company’s reporting and presentation currency are the US$.

(l)           Foreign currency transactions

  In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(m)           Loss per common share

Basic loss per share calculations is based on the weighted average number of common shares outstanding.

Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, but are excluded from the computation if their effect is anti-dilutive.

As at December 31, 2014, the Company had 4,540,290 (December 31, 2013: 4,304,958) common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options, restricted and performance share units, and deferred share units.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

(n)           Share based payments

The fair value of all share-based payment expense and other share-based payments are estimated as of the date of the grant and are recorded in profit and loss over their vesting periods.  The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model.  Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o)           Changes in Accounting Standards

(i) Adoption of new and amended IFRS Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) that are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted with retrospective application (unless otherwise stated) effective January 1, 2014:

IFRIC 21 – Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application did not result in an adjustment to the Company’s consolidated financial statements.

(ii) Recent Accounting Pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early application permitted. Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

Annual Amendments.  In  December  2013,  the  IASB  issued  the  Annual  Improvements  2010-2012  and  2011-2013  cycles  to  make  necessary  but  non-urgent  amendments to  existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

3.           ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2014	2013
Goods and services tax ("GST") recoverable	$24,537	$15,481
Mexican value added tax ("IVA") recoverable	549,321	958,204
Interest receivable and other	9,515	8,988
	$583,373	$982,673

All amounts are expected to be recovered within a year.

4.	MARKETABLE SECURITIES

The Company holds marketable securities designated as available-for-sale securities as follows:

		December 31,	December 31,
		2014	2013
	Cost	Fair Value	Fair Value
Available-for-sale securities	$537,492	$364,584	$486,700

During the year ended December 31, 2014, the Company recorded an unrealized loss, net of nil taxes, of $172 in other comprehensive income (loss) (December 31, 2013: unrealized gain, net of tax, of $50,620) on marketable securities designated as available-for-sale instruments.

	December 31,	December 31,
	2014	2013
Fair value, beginning of year	$486,700	$430,806
Purchase of marketable securities	106,200	263,705
Unrealized gain (loss) for the year	(172)	50,620
Impairment for the year	(227,640)	(243,112)
Translation adjustment to June 30, 2014 (Notes 2(k) and 10(c ))	(504)	(15,319)
Fair value, end of year	$364,584	$486,700

Available-for-sale financial assets are assessed at each reporting date for objective evidence of a significant or prolonged decline in fair value, requiring impairment recognition. For the year ended December 31, 2014, after management’s review and based on objective evidence, an impairment of $227,640 (December 31, 2013: $243,112) was recognized in the consolidated statement of loss.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

5.           EQUIPMENT

	Computer	Field	Leasehold
Cost	equipment	equipment	improvements	Total
Balance as at January 1, 2013	$250,912	$162,844	$7,705	$421,461
Additions	7,900	9,541	-	17,441
Translation adjustment	(16,379)	(10,795)	(497)	(27,671)
Balance as at December 31, 2013	$242,433	$161,590	$7,208	$411,231
Additions	10,230	-	-	10,230
Translation adjustment to June 30, 2014 (Notes 2(k) and 10(c ))	(550)	(515)	(23)	(1,088)
Balance December 31, 2014	$252,113	$161,075	$7,185	$420,373

	Computer	Field	Leasehold
Accumulated depreciation	equipment	equipment	improvements	Total
Balance as at January 1, 2013	$181,735	$131,779	$5,006	$318,520
Amortization for the period	22,417	11,846	1,488	35,751
Translation adjustment	(12,422)	(8,858)	(370)	(21,650)
Balance as at December 31, 2013	$191,730	$134,767	$6,124	$332,621
Amortization for the period	23,725	10,399	1,061	35,185
Balance as at December 31, 2014	$215,455	$145,166	$7,185	$367,806

	Computer	Field	Leasehold
Carrying amounts	equipment	equipment	improvements	Total
At December 31, 2013	$50,703	$26,823	$1,084	$78,610
At December 31, 2014	$36,658	$15,909	$-	$52,567

6.           INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate transactions to acquire 100% of the Vendor Corporation, the Company acquired a 100% interest in the Juanicipio property effective July 16, 2003.  Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000,000 of exploration on the property over four years and Peñoles purchasing $1,000,000 of common shares of the Company in two tranches for $500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 14.15% of the common shares of the Company as at December 31, 2014, as publicly reported.
In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	December 31,	December 31,
	2014	2013
Project oversight expenditures incurred 100% by MAG	360,177	238,251
Cash contributions to Minera Juanicipio (1)	4,378,000	4,928,000
Total for the current year	4,738,177	5,166,251
Equity pick up of current loss for the year (2)	(231,375)	(1,534,769)
Balance, January 1, 2014 and 2013	23,093,221	19,502,181
	$27,600,023	$23,133,663
Translation adjustment to June 30, 2014 (Notes 2(k) and 10(c )(ii))	(1,870)	(40,442)
Balance, end of year	$27,598,153	$23,093,221

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the year.
(2) Represents the Company's 44% share of Minera Juanicipio's loss for the year, as determined

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

	December 31,	December 31,
	2014	2013
Cash and short term investments	$417,860	$2,221,313
IVA and other receivables	3,617,014	2,226,360
Total current assets	4,034,874	4,447,673
Minerals, surface rights, exploration & development expenditures	57,594,111	46,508,163
Total assets	$61,628,985	$50,955,836

Payables to Peñoles and other vendors	$769,539	$188,353
Deferred income tax liability	4,015,936	3,488,112
Total liabilities	4,785,475	3,676,465
Shareholders equity	56,843,510	47,279,371
Total liabilities & equity	$61,628,985	$50,955,836

	December 31,	December 31,
	2014	2013
Deferred income tax expense	$-	$3,488,112
Exchange Loss	525,853	-
Net loss after deferred income taxes	$525,853	$3,488,112

MAG's 44% equity pick up	$231,375	$1,534,769

Evaluation and exploration expenditures and initial development expenditures, capitalized directly by Minera Juanicipio for the period ended December 31, 2014 amounted to $11,085,948 (December 31, 2013: $10,510,000).

There are no operating expenses or income in Minera Juanicipio, as all mineral, surface rights, and exploration and development expenditures are capitalized.  The functional currency of Minera Juanicipio is the US$, and it is therefore exposed to a currency risk on the net monetary assets held in Pesos. As the Peso devalued significantly against the US$ during the year, Minera Juanicipio incurred an exchange loss of $525,853 of which 44% ($ 231,375) is attributable to MAG.

7.	EXPLORATION AND EVALUATION ASSETS AND OPTION TO ACQUIRE MINERAL INTEREST

The Company has the following exploration and evaluation assets, including an option to acquire up to 70% of a company which holds the Salamandra property:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

		Year ended December 31, 2014
	Cinco de	(Batopilas)
	Mayo (a)	Don Fippi (b)	Guigui (c)	Total	Salamandra (d)
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$33,837	$-	$-	$33,837	$182,687
Camp and site costs	82,480	21,495	2,676	106,651	51,298
Community relations & legal	628,647	-	-	628,647	-
Convertible loan advances (d)	-	-	-	-	2,924,251
Geological & geophysical	178,197	32,960	33,709	244,866	212,526
Land taxes & gov't fees	186,110	44,120	89,281	319,511	50,227
Travel, transport & shipping	136,188	8,168	10,254	154,610	18,325
Total for the year	1,245,459	106,743	135,920	1,488,122	3,439,314
Balance January 1, 2014	46,082,175	6,311,644	3,016,942	55,410,761	1,065,075
Less: Amounts written-off	-	(6,418,387)	-	(6,418,387)	-
Less: Transferred to Convertible loan advance	-	-	-	-	(433,194)
Exchange difference	-	-	-	-	(263,166)
Balance, December 31, 2014	$47,327,634	$-	$3,152,862	$50,480,496	$3,808,029

			Year ended December 31, 2013
	Cinco de	(Batopilas)
	Mayo (a)	Don Fippi (b)	Guigui (c)	Other	Total	Salamandra (d)
Exploration and evaluation assets

Acquisition costs of mineral & surface rights	$98,919	$-	$-	$178,471	$277,390	$173,268
Camp and site costs	232,103	14,989	2,215	33,268	282,575	357,903
Community relations & legal	899,879	-	-	-	899,879	-
Drilling & drilling preparation	-	-	-	-	-	32,013
Geological & geophysical	525,438	55,467	14,502	107,407	702,814	433,983
Land taxes and gov't fees	153,192	42,367	93,817	557,898	847,274	36,488
Travel, transport & shipping	239,688	9,527	4,110	8,837	262,162	31,420
Total for the year	2,149,219	122,350	114,644	885,881	3,272,094	1,065,075
Balance January 1, 2013	43,932,956	6,189,294	2,902,298	16,113,004	69,137,552	-
Less: Amounts written off	-	-	-	(16,998,885)	(16,998,885)	-
Balance, December 31, 2013	$46,082,175	$6,311,644	$3,016,942	$-	$55,410,761	$1,065,075

At December 31, 2014, trade and other payables includes exploration and evaluation asset expenditures of $154,447 (December 31, 2013: $334,789), a non-cash investing activity.

(a)           Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns (“NSR”) royalty.  During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo Property from two separate vendors, for which the Company made a one-time payment of $350,000 for the concessions.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors, for which the Company made a one-time payment of $362,000 for the concessions.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid $40,000 upon executing the agreements, and further payments of $70,000 since then. In order to earn its 100% interest on these additional claims, the Company must pay an additional $110,000 in 2015 (Note 14).

During the year ended December 31, 2009, the Company also purchased 41 surface rights in the Cinco de Mayo area for $660,000 from local Ejido members, who along with the Federal Agrarian Authority ratified the purchase. The Company is awaiting formal title transfer of the surface rights, as certain members of the Ejido have since challenged the purchase and prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process.  The Company believes this permit delay will be resolved and is working to permanently secure surface access with the Ejido.

To December 31, 2014, the Company has incurred $47,327,634 on exploration and evaluation costs on the property.

(b)      Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 2.5% of the net smelter returns obtained from the property. To December 31, 2014, the Company has incurred $6,418,387 on exploration and evaluation costs on the property and had recognized a deferred tax liability of $552,375 upon the enactment of Mexican tax reform in 2013.

A review of the past exploration results on the property failed to meet the Company’s criteria for continued exploration on the property.  With a strategic refocusing by the Company on its core properties that began in 2013, and due to the lack of any third party interest in the property, the Don Fippi claims and expenditures totaling $6,418,387 were written off in the year ended December 31, 2014.   As a result of the write off, a deferred tax recovery of $552,375 was recognized.

 (c) Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, and is subject to a royalty of 2.5% of the net smelter returns obtained from the property.  The Company filed and obtained an additional 3,800 hectare “Guiguito” concession in 2013, and the combined property now consists of roughly 8,300 hectares.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

To December 31, 2014, the Company has incurred $3,152,862 on exploration and evaluation costs on the property.

(d) Option to Acquire Mineral Interest (Salamandra Property)

In 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in CRD Minerals Corp., a company which owns Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid Canasil C$150,000 upon signing the agreement and a further C$150,000 upon the first anniversary of the agreement.  To earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$450,000 over the next two annual anniversary dates of the agreement, and complete C$5,500,000 in exploration expenditures by May 23, 2017.  As of December 31, 2014 the Company had drilled 10,112 metres on the property, and incurred C$4.4 million in eligible exploration expenditures under the terms of the option agreement.

Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period.  A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

Under the terms of the earn in agreement, the Company’s required exploration expenditures are to be incurred through advances to CRD Minerals Corp., which are then advanced to a Mexican operating subsidiary in order to incur the property expenditures.  The advances are by way of convertible loan to CRD Minerals Corp., which is non-interest bearing and payable by way of loan conversion of C$5,500,000 into common shares representing 55% (and further amounts as outlined above, in exchange for a further 15%) interest in CRD Minerals Corp.  If MAG does not exercise its earn in option under the convertible loan, any such advances shall be forfeited under the terms of the agreement.

To December 31, 2014, advances to CRD Minerals Corp. and direct exploration expenditures totaled $3,808,029 under the Company’s option to acquire mineral interest.  Given the early stage of the exploration work on the project, this amount represents management’s best estimate of the fair value of the option to acquire a mineral interest at December 31, 2014.

During the year ended December 31, 2013, the Company wrote down exploration and evaluation assets totaling $12,642,486 for the Lagartos claims as well as $4,356,399 relating to the Lorena and Nuevo Mundo claims, and the Mojina earn in option.  The previous year’s write offs were undertaken as part of a strategic refocusing by the Company on its core properties.

8.           SHARE CAPITAL

(a)           Issued and outstanding

At December 31, 2014, there were 68,860,536 shares outstanding (December 31, 2013: 60,141,718).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

On July 16, 2014, the Company closed a bought deal public offering of 7,712,000 common shares, including 392,000 common shares issued on partial exercise of an over-allotment option, at C$10.25 per share, for gross proceeds of $73,376,306 (C$79,048,000). On August 18, 2014, the remaining over-allotment option granted to the underwriters to purchase up to an additional 706,000 common shares was exercised in full for additional gross proceeds of $6,640,819 (C$7,236,500) for total gross proceeds of $80,017,125.  The Company paid a 5% commission to the underwriters of $4,000,856 and legal and filing costs totaled an additional $929,654, resulting in net proceeds of $75,086,615.

During the year ended December 31, 2014, 293,750 stock options were exercised for cash proceeds of $1,638,635 (for the year ended December 31, 2013, 117,883 stock options were exercised for cash proceeds of $848,181).  During the year ended December 31, 2014, 24,668 additional stock options were exercised under a cashless exercise provision of the plan, whereby 7,068 shares were issued in settlement of the stock options (December 31, 2013 – nil).

(b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. At the Annual General and Special Meeting (“AGSM”) of the Shareholders held on June 24, 2014, the Shareholders re-approved the Company’s 8% rolling Stock Option Plan (the “Plan”).  The maximum number of common shares that may be issuable under the Plan is set at 8% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Share Unit Plan and Deferred Share Unit Plan – see Notes 8 (c) and 8(d), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.  Options granted under the Plan have a maximum term of 5 years.  As at December 31, 2014, there are 3,761,540 stock options outstanding under the Plan and 600,000 inducement options outstanding outside of the Plan.

The following table summarizes the Company’s option activity for the period:

		Weighted		Weighted
	Year ended	average	Year ended	average
	December 31,	exercise price	December 31,	exercise price
	2014	(C$/option)	2013	(C$/option)
Balance outstanding,
beginning of year	4,304,958	$8.17	3,963,717	$9.57
Granted (1)	375,000	9.93	1,472,000	5.94
Expired	-	-	(472,876)	11.65
Forfeited	-	-	(540,000)	9.02
Exercised for cash (2)	(293,750)	6.19	(117,883)	7.25
Exercised cashless (2)	(24,668)	5.63	-	-
Balance outstanding,
end of year	4,361,540	$8.47	4,304,958	$8.17

(1)  During the year ended December 31, 2014, 375,000 stock options were granted (December 31, 2013: 1,472,000), with a weighted average exercise price of C$9.93 (December 31, 2013: C$5.94) and a fair value of $1,285,993 (December 31, 2013: $2,997,047) or $3.43 (December 31, 2013: $2.04) per option as of the grant date.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

(2) During the year ended December 31, 2014, 318,418 stock options were exercised (December 31, 2013: 117,883), with a weighted average market share price at the time of exercise of C$8.66 per share (December 31, 2013: C$10.84).

The fair value of the options granted was determined using the Black-Scholes option pricing model with the following assumptions:

	December 31,	December 31,
For options granted in the year ended:	2014	2013

Risk-free interest rate	1.49%	1.69%
Expected volatility (1)	53%	51%
Expected dividend yield	nil	nil
Expected life (years)	3	3

(1)  Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the options.

Stock option grants are approved, in accordance with the terms of the Plan, by the Compensation Committee consisting of three independent members of the Board of Directors.  At the time of a stock option grant the exercise price of each option is set, and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

During the year ended December 31, 2014, the Company recorded share based payment expense of $2,132,705 (December 31, 2013: $3,014,711) relating to stock options vested to employees and consultants in the period.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

The following table summarizes the Company’s stock options outstanding and exercisable as at December 31, 2014:

		Number	Number	Weighted average
	Exercise	outstanding at	exercisable at	remaining
	price ($C/	December 31	December 31	contractual life
	option)	2014	2014	(years)
(1)	5.35	500,000	333,334	3.79
	5.86	858,800	658,800	3.46
	6.95	185,000	185,000	0.65
	7.42	219,600	219,600	0.24
	8.90	35,000	35,000	4.67
	9.15	603,855	603,855	2.59
(1)	9.61	100,000	66,667	3.17
	9.92	564,285	564,285	0.98
	10.04	340,000	155,000	4.50
	10.44	640,000	640,000	1.67
	11.89	15,000	15,000	0.99
	12.19	300,000	300,000	2.76

		4,361,540	3,776,541	2.54

(1) Inducement options issued outside the Company's Plan as an incentive to attract senior officers for employment.

(c)           Restricted and performance share units

At the AGSM of the Shareholders held on June 24, 2014, the Shareholders approved a new share unit plan (the “Share Unit Plan”) for the benefit of the Company’s employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”).  The maximum number of common shares that may be issuable under the Share Unit Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and Deferred Share Unit Plan – see Notes 8 (b) and 8(d), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.  RSUs and PSUs granted under the Share Unit Plan have a term of 5 years, unless otherwise specified by the Board.

During the year ended December 31, 2014, 55,278 RSUs (December 31, 2013 – nil) were granted under the Company’s Share Unit Plan, vesting 1/3 upon grant, 1/3 in 12 months, and 1/3 in 24 months, and with a grant date fair value of C$10.04 (December 31, 2013: $nil) per RSU. The fair value of the RSUs was determined using the fair market value of the common shares on the date of grant, resulting in a share-based payment expense in the year ended December 31, 2014 of $299,825 (December 31, 2013: $nil).

As at December 31, 2014, there are 55,278 RSUs issued and outstanding under the Share Unit Plan, 18,426 of which have vested and are convertible into common shares of the Company.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

 (d)           Deferred share units

At the AGSM of the Shareholders held on June 24, 2014, the Shareholders approved a new Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”).  Directors may also elect to receive a portion of their annual retainer and meeting fees in the form of DSUs.  DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant.  The maximum number of common shares that may be issuable under the DSU Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and the Share Unit Plan – see Notes 8 (b) and 8(c), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.

During the year ended December 31, 2014, 123,472 DSUs (December 31, 2013: $nil) were granted under the Company’s DSU plan, with a weighted average grant date fair value of C$9.41 per DSU.  The fair value of the DSUs was determined using the fair market value of the common shares on the date of grant, resulting in a share-based payment expense in the year ended December 31, 2014 of $1,069,951 (December 31, 2013: $nil).  The DSUs granted in the period are to be share settled and vest immediately, but under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible Director’s termination date.

As at December 31, 2014, there are 123,472 DSUs issued and outstanding under the DSU Plan.

As at December 31, 2014, there are 3,940,290 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 5.72% of the issued and outstanding common shares on a non-diluted basis, and there are 1,568,553 share based awards available for grant under these combined share compensation arrangements.

9.           CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, share option reserve, accumulated other comprehensive income and deficit), net of cash.

Capital as defined above is summarized in the following table:

	December 31,	December 31,
	2014	2013
Equity	$165,290,640	$101,383,160
Cash	(86,280,385)	(25,050,948)
	$79,010,255	$76,332,212

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at December 31, 2014, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($87 million) to maintain all of its properties and currently planned programs for a period in excess of the next year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures (see Note 14), as it is unlikely that the Company will generate sufficient operating cash flows to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

10.           FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)           Cash
In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

(iii)           Mexican value added tax
As at December 31, 2014, the Company had a receivable of $549,321 from the Mexican government for value added tax (Note 3).  Included in this balance is $337,254 older than one year, however, $266,572 of that amount has been recovered subsequent to December 31, 2014. Management expects the balance to be fully recoverable within the next year.

The Company’s maximum exposure to credit risk is the carrying value of its cash and accounts receivable, as follows:

	December 31	December 31
	2014	2013
Cash	$86,280,385	$25,050,948
Accounts receivable (see Note 3)	583,373	982,673
	$86,863,758	$26,033,621

(b)           Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)           Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso and Canadian dollar, relative to the US$.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Exposure to currency risk

As at December 31, 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

December 31, 2014	Mexican peso	Canadian dollar

Cash	$690,924	$8,442,802
Accounts receivable	549,321	34,052
Prepaid	16,796	-
Marketable securities	-	364,584
Loans receivable	-	396,807
Option to acquire mineral interest	-	3,808,029
Accounts payable	(145,666)	(291,609)
Net assets exposure (US$ equivalent)	$1,111,375	$12,754,665

December 31, 2013 (1)	Mexican peso	US dollar

Cash	$65,739	$16,258,778
Accounts receivable	958,204	-
Prepaid	14,321	-
Accounts payable	(256,283)	(118,178)
Net assets exposure (US$ equivalent)	$781,981	$16,140,600
(1) As at December 31, 2013, the functional currency of the MAG parent company was the Canadian dollar (see Note 2(d) and 2(k) above).

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican Peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets in Pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at December 31, 2014 is 16,375,880 pesos (December 31, 2013: 10,216,732 pesos).  A 10% appreciation in the peso against the US$ would result in gain at December 31, 2014 of $111,137 (December 31, 2013: $78,198), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

C$ relative to the US$

With the of change functional currency of the parent company MAG from the Canadian dollar to the US$ on July 1, 2014 (see Note 2(k)), the Company is now exposed to gains and losses from fluctuations in the C$ relative to the US$.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$.  Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets in C$.  The carrying amount of the Company’s net Canadian denominated monetary assets at December 31, 2014 is C$14,796,597 (December 31, 2013: C$10,285,695).  A 10% appreciation in the C$ against the US$ would result in gain at December 31, 2014 of $1,275,465, while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

 (d)           Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11.           FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, marketable securities, option to acquire mineral interest and trade and other payables.  The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:  Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  The Company’s financial assets and liabilities are categorized as follows:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

		Year ended December 31, 2014
		Available for	Loans and
	FVTPL	sale	receivables	Total
Financial assets
Cash	$86,280,385	-	-	$86,280,385
Accounts receivables (Note 3)	-	-	583,373	583,373
Marketable securities (Note 4)	-	364,584	-	364,584
Option to acquire
mineral interest (Note 7(d))	3,808,029	-	-	3,808,029
Financial liabilities
Trade and other payables	-	-	550,509	550,509

		Year ended December 31, 2013
		Available for	Loans and
	FVTPL	sale	receivables	Total
Financial assets
Cash	$25,050,948	-	-	$25,050,948
Accounts receivables (Note 3)	-	-	982,673	982,673
Marketable securities (Note 4)	-	486,700	-	486,700
Option to acquire
mineral interest (Note 7(d))	1,065,075	-	-	1,065,075
Financial liabilities
Trade and other payables	-	-	830,989	830,989

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

		Year ended December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash	$86,280,385	-	-	$86,280,385
Marketable securities (Note 4)(1)	364,584	-	-	364,584
Option to acquire
mineral interest (Note 7(d))	-	-	3,808,029	3,808,029
	$86,644,969	$-	$3,808,029	$90,452,998

		Year ended December 31, 2013
	Level 1 (1)	Level 2	Level 3	Total
Cash	$25,050,948	$-		$25,050,948
Marketable securities (Note 4)(1)	486,700	-		486,700
Option to acquire
mineral interest (Note 7(d))			1,065,075	1,065,075
	$25,537,648	$-	$1,065,075	$26,602,723
(1) The fair value of available-for-sale marketable securities (Note 4) is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2014 or during year ended December 31, 2013.

12.           SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.           RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Up until June 24, 2014, these companies had a common director (Dr. Peter Megaw, who did not stand for re-election at the June 24, 2014 AGSM) with the Company.  Dr. Megaw has since been appointed Chief Exploration Officer of the Company, although he continues to be remunerated through IMDEX as outlined below.  Dr. Megaw is also a principal of both IMDEX and Cascabel.  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

The Company accrued or paid Cascabel and IMDEX the following fees under the Field Services Agreement:

For the year ended December 31			2014	2013
	Cascabel &	IMDEX related
	IMDEX	to Dr. Megaw	Total	Total

General consulting, travel and administration fees	$205,760	$226,983	$432,743	$315,662
Exploration management, field costs and cost
reimbursements (at cost + 10%) - MAG properties (1)	919,298	192,931	1,112,229	2,160,051
	$1,125,058	$419,914	$1,544,972	$2,475,713
(1) Does not include drilling and assays, which are contracted out independently from Cascabel & IMDEX.

Included in trade and other payables at December 31, 2014 is $135,984 related to these services (December 31, 2013: $262,527).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui mining concessions.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company, to which it accrued or paid consulting fees of C$548,232 in the year ended December 31, 2014 (December 31, 2013: C$114,215). Included in trade and other payables at December 31, 2014 is C$47,970 related to these services (December 31, 2013: C$119,926).  The consulting contract expired on December 31, 2014.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2014 (%)	2013 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 14.15% of the common shares of the Company as at December 31, 2014, as publicly reported.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel including Directors

During the year, compensation of key management personnel was as follows:
	Year ended December 31,
	2014	2013

Salaries and other short term employee benefits	$2,147,310	$1,198,236
Share based payments (Note 8(b), (c ), and (d))	2,644,755	2,541,720
	$4,792,065	$3,739,956

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

14.           COMMITMENTS

As at December 31, 2014, the Company’s minimum lease payments under its office lease agreement and its contractual obligations for optional mineral property acquisition payments and optional exploration work are as follows:

		Property	Exploration
	Office Lease	Option Payments	Commitments	Total
		(Note 7)	(Note 7)

2015	141,390	282,400	-	423,790
2016	133,042	215,500	-	348,542
2017	148,881	-	860,803	1,009,684
2018	152,631	-	-	152,631
2019	156,378	-	-	156,378
	$732,322	$497,900	$860,803	$2,091,025

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% NSR royalty on the interest in the Guigui mining concessions (Note 7).

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 6). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly the Company may need to raise additional capital by issuance of equity in the future.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

15.           INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	December 31	December 31
	2014	2013
Current tax recovery (expense)	$-	$-
Deferred tax recovery (expense)	552,375	(4,234,722)
Total income tax (expense) recovery	$552,375	$(4,234,722)

The deferred tax expense for the years ended December 31, 2014 and December 31, 2013 relate to the impact of tax reforms enacted in Mexico during fiscal 2013 that were effective January 1, 2014. The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be realized once the Company’s exploration properties are developed and in production.

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2014	2013

Loss for the year before income taxes	$(16,685,578)	$(25,136,631)
Statutory tax rate	26.00%	25.75%

Recovery of income taxes computed at statutory rates	$4,338,250	$6,472,683
Share based payments	(910,645)	(761,022)
Mexican inflationary adjustments	(1,376,120)	(1,187,686)
Higher effective tax rate on loss in foreign jurisdiction	337,875	828,555
Impact of change in statutory tax rates	-	457,621
Unrecognized deferred tax assets	1,276,135	(6,883,902)
Mexican income tax impact of mining royalty in Mexico	(165,712)	1,270,417
Impact of foreign exchange and other	(3,499,783)	(196,665)
Impact of 7.5% mining royalty in Mexico	552,375	(4,234,722)
Total income tax (expense) recovery	$552,375	$(4,234,722)

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred tax assets and liabilities as at December 31, 2014 and 2013 are as follows:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2014 (expressed in US dollars unless otherwise stated)

	December 31	December 31
	2014	2013

Tax Losses - deferred tax assets	7,063,969	3,708,901

Excess of book value of exploration and evaluation assets
and investment in associate over tax values	(10,746,316)	(7,943,623)
Net deferred tax liability	(3,682,347)	(4,234,722)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:
	2014	2013
Tax losses and tax values in excess of book values	$33,564,524	$43,543,389
Excess of tax value of exploration and evaluation assets
over book values	18,175,662	14,843,103
Financing fees	4,401,358	1,599,044
Cumulative eligible capital	519,109	608,819
Other	661,273	537,609
Total	$57,321,926	$61,131,964

At December 31, 2014, the Company has non-capital loss carry forwards in Canada aggregating $28,697,000 (2013: $29,839,000) which expire over the period between 2015 to 2034, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of $218,000 (2013: $237,000) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2014, the Company has tax loss carry forwards in Mexico aggregating $28,826,000 (2013: $21,832,769) which expire over the period 2019 to 2024, available to offset future taxable income in Mexico.

At December 31, 2014, the Company has $843,865 (2013: $241,877) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated.  There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds in the next year.

16.           SUBSEQUENT EVENTS

Subsequent to December 31, 2014, the Company:

a) Issued 239,100 common shares pursuant to the exercise of stock options between C$6.95 to C$9.15 for proceeds of C$1,771,872; and,

b) Issued 73,440 common shares in settlement of 220,500 stock options exercised under a cashless exercise provision of the plan.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2014
Dated: March 25, 2015

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT (formerly NYSE.A) under the symbol MVG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The following Management Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of the Company for the years ended December 31, 2014 and 2013.  It is prepared as of March 25, 2015 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars (“US$”) except where indicated as otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of the Company, and was a director of the Company up until June 24, 2014 (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively “forward-looking statements”).  All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”).

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating and exploration expenditures, the impact on operations of the new Mexican Tax Regime, and the Company’s ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.  More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

2

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

SELECTED ANNUAL INFORMATION AND OVERALL PERFORMANCE

The following table summarizes selected financial data for the Company’s three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.  All figures are reported under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

	Year ended Dec. 31, 2014	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012
Revenues(1)	$237,635	$175,995	$213,742
Net Loss(2)	($16,133,203)	($29,371,353)	($12,314,322)
Net Loss per Share	($0.25)	($0.49)	($0.22)
Total Assets(3)	$169,523,496	$106,448,871	$130,550,840
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil

Notes:
(1)
The Company’s only source of revenue during the years ending December 31, 2012 to 2014 was interest income from high interest savings accounts held by the Company.  The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. The Company does not have any operating revenues.

(2)
The Company’s normal course of business is to explore and evaluate its mineral properties as appropriate. The loss variation above reflects, amongst other things, the periodic write-down of exploration and evaluation assets (a non-cash charge), share based payment expense (a non-cash charge), and fluctuations in activity levels. The current year’s net loss includes $6,418,387 in exploration and evaluation assets written off (see “Results of Operations” below) compared to $16,998,885 and $3,364,479 in 2013 and 2012 respectively, and share based payment expense of $3,502,481 compared to $3,014,711 and $3,409,001 in 2013 and 2012 respectively.

3

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

(3)
At the end of 2014, the Company held $86,280,385 in cash compared to $25,050,948 at December 31, 2013 and $40,621,158 at December 31, 2012, and the Company had $50,480,496 in exploration and evaluation assets compared to $55,410,761 at December 31, 2013 and $69,137,552 at December 31, 2012.  Total assets increased from December 31, 2013 to December 31, 2014 as a result of the Company’s higher cash balance as at December 31, 2014 reflective of a bought deal financing completed during the year (see ‘Liquidity and Capital Resources’ below).  No financings were completed in the year ended December 31, 2013.  The decreased exploration and evaluation assets are reflective of the non-core property write offs in the years ended December 31, 2014 and 2013 (see ‘Financial Performance’ and ‘Results of Operations’ below).

(4)
The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the near future, as it anticipates that all available funds will be used to finance the operations and growth of its business.

FINANCIAL PERFORMANCE

At December 31, 2014, the Company had working capital of $87,033,742 (compared to $25,970,215 at December 31, 2013), including cash of $86,280,385 (compared to $25,050,948 at December 31, 2013).  The increase in cash on hand over the prior period is a result of a bought deal public financing that closed on July 16, 2014 along with the balance of the overallotment option that closed on August 18, 2014, for combined gross proceeds of Canadian dollars (“C$”) $86,284,500 (see Liquidity and Capital Resources below).  Net proceeds from the offering were C$80,974,635, of which C$76,875,000 was immediately converted to US$ upon the closings, at an average US$/C$ exchange rate of 0.9273.

The Company’s net loss for the year ended December 31, 2014 amounted to $16,133,203 (December 31, 2013: $29,371,353).  The current year’s net loss decreased primarily as a result of less exploration and evaluation cost written off of $ 6,418,387 (December 31, 2013: $16,998,885) – see Results of Operations below.

During the year ended December 31, 2014, the Company granted 375,000 stock options (December 31, 2013: 872,000 stock options and 600,000 inducement stock options) and recorded $2,132,705 (December 31, 2013: $3,014,711) of share based payment expense (a non-cash item) relating to stock options vesting to employees and consultants in the period.  The fair value of all stock option share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.  During the year, the Company also granted 123,472 Deferred Share Units (“DSUs”) and 55,278 Restricted Share Units (“RSUs”) (December 31, 2013: nil and nil) to directors and officers respectively, under the Company’s newly adopted Deferred Share Unit and Share Unit Plans, with a weighted average grant date fair value of C$9.61 per DSU/RSU.  The fair value of the DSUs and RSUs was determined using the fair market value of the common shares on the date of grant, and a related share-based payment expense of $1,369,776 (December 31, 2013: $Nil) was recorded in the year ended December 31, 2014.

Management compensation and consulting fees increased to $3,128,894 (December 31, 2013: $2,538,843) in the year ended December 31, 2014, due to the increased costs of the new President and CEO, Mr. George Paspalas, whose salary and benefits in the comparable prior year were only for 2.5 months (hired effective October 15, 2013).  As well, the current year’s management and consulting fees also reflect the consulting services of the Company’s former President and CEO, Mr. Dan MacInnis, who remained as an exploration consultant through December 31, 2014, at which time his full time consulting contract expired.

The foreign exchange loss of $1,012,584 during the year ended December 31, 2014 (December 31, 2013: $1,525,770 gain) was primarily due to the considerable weakening of the Mexican peso (“P$”) and C$ relative to the US dollar in the latter half of the year (from July 1, 2014 to December 31, 2014, the peso and C$ weakened respectively from 0.0771 and 0.9375 to 0.0679 and 0.8620).  The Company holds net monetary assets in both P$s (primarily IVA receivable) and C$s (primarily cash) which are exposed to exchange risk (see Note 10(c) in the December 31, 2014 audited consolidated financial statements). The majority of the Company’s cash as at December 31, 2014 is held and denominated in US$s ($77,146,660), and the balance in pesos (US$ equivalent of $690,923) and C$ (US$ equivalent of $8,442,802), which are used to fund peso and Canadian dollar expenditures, respectively.

4

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

With the US$ Functional Currency (“FC”) change in MAG Corporate as of July 1, 2014 (see Note 2(d) and 2(k) in the December 31, 2014 audited consolidated financial statements), there is no longer a translation adjustment in OCI after June 30, 2014. The currency translations adjustment of $186,876 (December 31, 2013: $2,394,578) represents a translation loss to June 30, 2014 resulting from the translation from C$ to US$ of MAG Corporate prior to the change in FC.

During the year ended December 31, 2014, the Company recognized an impairment of $227,640 (December 31, 2013: $243,112) on certain marketable securities designated as available for sale instruments in the consolidated statement of loss.

In the year ended December 31, 2014, the Company recognized a deferred tax recovery of $552,375 on the write off of the Don Fippi property (see ‘Results of Operations’ below) when it reversed the original deferred income tax expense recorded on the Don Fippi property upon the enactment of the Special Mining Duty in late 2013 (December 31, 2013: deferred tax expense of $4,234,722).  See ‘Income Tax – New Tax Regime Effective January 1, 2014’ below.

Other expenses incurred during the year ended December 31, 2014, accounting and audit of $498,220 (December 31, 2013: $521,123), amortization of $35,185 (December 31, 2013: $35,751), filing & transfer agent fees of $164,490 (December 31, 2013: $196,829), general office expenses of $764,882 (December 31, 2013: $854,279), legal of $312,609 (December 31, 2013: $254,351), shareholder relations of $382,727 (December 31, 2013: $350,521) and travel of $243,739 (December 31, 2013: $295,222) were all either comparable with the prior year’s expenses or the change not significant to the overall operations of the period.

RESULTS OF OPERATIONS

During the year ended December 31, 2014, the Company incurred oversight expenditures on the Juanicipio property of $360,177 (December 31, 2013: $238,251) and made joint venture advances to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) of $4,378,000 (December 31, 2013: $4,928,000). Underground ramp development and exploration drilling on the Juanicipio property are being conducted by the project operator, Fresnillo plc (“Fresnillo”) (see ‘Juanicipio Property’ below).

The Company’s exploration and evaluation activities on its controlled properties in the year ended December 31, 2014 were focused on the 100% owned Cinco de Mayo property and on the Salamandra earn in option property.  On the wholly owned Cinco de Mayo property, $1,245,459 was expended in the year ended December 31, 2014 (December 31, 2013: $2,149,219) including costs incurred in preparation for and related to renewed surface access negotiations, and meetings with State and Federal authorities and community relations and legal advisors in Mexico.  No drilling has been undertaken in 2014 as the Company is currently in the process of negotiating a renewed surface access agreement with the local Ejido (see ‘Cinco de Mayo Property’ below).  In year ended December 31, 2014, on the Salamandra option earn-in property, the Company directly expended $513,479 (2013: $1,065,075) and a further $2,491,057 net of prior costs transferred of $433,194 (2013: nil and nil respectively), was expended indirectly by the Company through advances under the option earn-in agreement (see ‘Salamandra Property’ below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio Property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio Property hosts, at this time, three significant high grade silver (gold, lead and zinc) veins: the East and West Valdecañas Veins, and the Juanicipio Vein.

5

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator, Fresnillo on behalf of Minera Juanicipio.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the ramp development and the drilling programs executed on the property.  For the year ended December 31, 2014, the Company’s total combined expenditures on the Juanicipio property amounted to $4,738,177 (December 31, 2013: $5,166,251), and included $4,378,000 (December 31, 2013: $4,928,000) for its 44% share of cash advances, and a further $360,177 (December 31, 2013: $238,251) expended directly by the Company on project oversight and on an updated independent resource estimate (see below).

Total Juanicipio expenditures incurred directly by Minera Juanicipio for the year ended December 31, 2014 amounted to approximately $11.1 million (December 31, 2013: $10.5 million) and were incurred primarily for the ramp advancement and some detailed engineering (see “Underground Development Program” below), and for exploration (see “Exploration Program” below).

As at December 31, 2014, Minera Juanicipio had $417,860 in cash available for 2015 budgeted exploration and development, and subsequent to the year end on January 8, 2015, the Company advanced $2.2 million to Minera Juanicipio, representing its 44% share of a $4.9 million cash call for expenditures through April 2015.

Updated Juanicipio resource estimate and ‘2012 PEA’

On May 27, 2014 the Company announced an updated independent Mineral Resource estimate for the Juanicipio Property completed by Roscoe Postle Associates Inc. (“RPA”) – see Press Release dated May 27, 2014.  The updated RPA Mineral Resource estimate was commissioned independently by MAG, and not by Minera Juanicipio, as the Company commissions its own Mineral Resource estimates to ensure the integrity of the resource estimates published on behalf of the Joint Venture.  The updated estimate reflects the results of 40 infill holes drilled in 2012 and 2013, and is based on drill results available as of December 31, 2013.  The new estimate demonstrates a conversion of previously classified Inferred Resources into the Indicated category and reports a deep lower grade resource separately.  An amended and restated NI 43-101 technical report documenting the updated Mineral Resource estimate and including enhanced cautionary language was filed on SEDAR on July 3, 2014 (the “Amended Technical Report”).

As part of the Amended Technical Report, RPA reviewed the 2012 Preliminary Economic Assessment carried out by AMC Mining Consultants (Canada) Ltd. (see press release dated June 14, 2012), and believes that it remains a reasonable representation of the property’s economic potential.  The results of the 2012 AMC Preliminary Economic Assessment are included in the Amended Technical Report (“2012 PEA”).

The economic analysis in the 2012 PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA will be realized.

Highlights of the May 2014 RPA Resource Estimate

The Mineral Resources on the Juanicipio Property are contained within the Valdecañas Vein System and the Juanicipio Vein. The updated RPA estimate uses a cut-off of US$70/tonne Net Smelter Return (“NSR”), which includes contained values for silver, gold and base metals.  The Valdecañas and Juanicipio Veins display the vertical grade transition from upper silver rich zones to deep gold and base metal dominant areas that is typical of Fresnillo District veins, and epithermal silver veins in general.   The Resource Estimate has been manually divided into the Bonanza Grade Silver Zone (“BGS Zone”) and the Deep Zone to reflect this vertical compositional zonation and highlight the definition of the Deep Zone.

6

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

The BGS Zone resource veins have a similar footprint as previous resource estimates (see press releases dated November 10, 2011 and December 19, 2011), with the higher drill density converting a significant proportion of the previous Inferred Resource into the Indicated category.  The increased drill density also provides a better understanding of the vein geometry and indicates that that the Valdecañas Vein actually comprises two overlapping “en-echelon” veins (Valdecañas East and Valdecañas West veins) rather than a single vein offset by a fault.  This reveals an area of overlap, with incrementally increased tonnage.  A number of new holes, targeted below the limits of the previous resource estimate, intersected significant widths (10.5 to 25.8 metres true thickness) of lower grade mineralization, which combined with previous deep intercepts led to the definition of the new Deep Zone resource.

Mineral Resources by metal dominance zone are identified in Table 1 below.

TABLE 1: MINERAL RESOURCES BY METAL ZONE - December 31, 2013 – Juanicipio Project
Zone/Classification	Tonnage	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	(Mt)	(g/t)	(g/t)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)
Bonanza Grade Silver Zone
Indicated	8.3	601	1.7	2.0	3.7	160	448	365	676
MAG’s 44% share	3.7					71	197	160	297
Inferred	2.4	626	1.9	1.4	2.2	48	146	74	114
MAG’s 44% share	1.1					21	64	33	50
Deep Zone
Indicated	1.8	93	1.7	1.4	2.6	5	97	54	102
MAG’s 44% share	0.8					2	43	24	45
Inferred	2.7	146	2.0	2.1	3.4	13	173	128	203
MAG’s 44% share	1.2					6	76	56	89
Notes:
1.	Resources are reported on a 100% basis unless otherwise noted.
2.	CIM definitions were followed for the classification of Mineral Resources.
3.	Mineral Resources are estimated at an incremental NSR cut-off value of US$70 per tonne
4.
NSR values are calculated in US$ using factors of $0.57 per g/t Ag, $30.11 per g/t Au, $9.07 per % Pb, and $12.21 per % Zn. These factors are based on metal prices of US$21.50/oz Ag, US$1,250/oz Au, $0.91/lb Pb, and $0.99/lb Zn and estimated recoveries and smelter terms.

5.	The Mineral Resource estimate uses drill hole data available as of December 31, 2013.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Totals may not add correctly due to rounding.

Approximately 77% of the total silver ounces in the BGS Zone are now classified as Indicated, and lie primarily within the Valdecañas Vein.  Combining the BSG Zone and the Deep Zone into a total resource by category, results in an overall increase in tonnage and a lower overall silver grade (see Table 2).

TABLE 2: TOTAL MINERAL RESOURCES BSG Zone and Deep Zone, December 31, 2013 – Juanicipio Project
Classification	Tonnage	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	(Mt)	(g/t)	(g/t)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)
Total Indicated	10.1	511	1.7	1.9	3.5	166	544	419	778
MAG’s 44% share	4.4					73	240	184	343
Total Inferred	5.1	372	2.0	1.8	2.8	61	319	202	317
MAG’s 44% share	2.2					27	141	89	139
Notes: See Table 1 above.

7

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Underground Development Program

On October 28, 2013, underground development commenced at the Juanicipio project. The development program is based on recommendations made to Minera Juanicipio in the 2012 PEA, and is being managed by Fresnillo, as operator. The underground work to the end of 2014 has included mine permitting, surface preparation, the commencement of the first 2,500 metres of underground decline development, and infill drilling on the Valdecañas Vein. The majority of the infill drilling was completed in 2013, with the results to December 31, 2013 included in the updated Mineral Resource estimate above.

According to the 2012 PEA timeline, the first 33 months of development focuses primarily on ramp decline.  To date, the entry portal, surface explosives magazines, surface offices and associated infrastructure have been completed.  The initial ramp decline was advanced primarily utilizing a continuous miner until March 2014, when the contractor hired by Fresnillo to construct the ramp decline on behalf of Minera Juanicipio, received its full explosives permit from the Mexican Ministry of Defense.  The development of the ramp decline then advanced from March to December, 2014, with conventional drill and blast cycles as well as with the continuous miner, depending on ground conditions. The continuous miner was retired in mid-December, 2014 and the ramp is now advancing exclusively with drilling and blasting.  Late in 2014, based on actual conditions and geotechnical drill holes, it appears that the near-surface zone of variable rock quality has been passed and that the expected better rock quality zone has now been reached. As a result, the ramp decline development has seen a sustained improvement in the advance rate, and subsequent to the year end, the 1 kilometre milestone was passed. A photo gallery of progress at Juanicipio is available at http://www.magsilver.com/s/PhotoGallery.asp?ReportID=610413.

Exploration Program

The planned 2014 exploration work for Minera Juanicipio called for 16,500 metres of drilling to seek new veins and trace structures and veins in neighboring parts of the district onto the Minera Juanicipio joint venture ground.  Permitting for some of these areas took much longer than expected, a common occurrence in Mexico nationwide in 2014.  However, by year end, permits for three of the principal exploration areas were in hand. As at December 31, 2014, one exploration rig was on site, with three additional rigs drilling a series of holes for bulk metallurgical samples and deep step out drilling.  Once these holes are completed these rigs will be used for exploration drilling under the 2015 exploration budget (see Outlook below).

Cinco de Mayo Property

The Cinco de Mayo Project is a 25,000 hectare district scale project owned 100% by the Company. Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico.  The project consists of four major mineralized zones (the Upper Manto silver-lead-zinc body, the Pegaso deep discovery, the non-core Pozo Seco high grade molybdenum-gold resource area, and the surrounding Cinco de Mayo exploration area) and two mineral resource estimates (Upper Manto and Pozo Seco – see below).

Upper Manto (Jose Manto - Bridge Zone)

In 2012, drilling demonstrated that mineralization was continuous from the Jose Manto through the Bridge Zone to Cinco Ridge, which is now collectively referred to as the “Upper Manto” to differentiate it from mineralization hit at depth in the “Pegaso Zone” (see below).  On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. (“RPA”) had completed the first independent mineral resource estimate for the Upper Manto zone.  The NI 43-101 compliant technical report entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico,” authored by  Mr. David Ross, P.Geo., an employee of RPA and independent of MAG, was filed on SEDAR on November 16, 2012.  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc), as reported at a NSR cut-off value of US$100/tonne.

8

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

The Pegaso Zone (Hole CM12-431)

In mid-June 2012, exploration hole CM12-431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone.  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone”, which shows all of the hallmarks of being a near-source part of the Carbonate Replacement Deposit (“CRD”) system that MAG has been systematically seeking at Cinco de Mayo.  The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

The mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly a depth of 1,000 metres down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 opt) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but  no intrusions were seen in hole CM12-431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached.

Summary of combined Upper Manto-Pegaso Zone results

Combining hole CM12-431 with Upper Manto holes CM12-392 and CM12-399, plus shallower drilling throughout the Upper Manto area, indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG’s CRD zoning model predicts as a source zone is approached.  Overall, near-surface Upper Manto mineralization appears higher in silver and lead than the deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical of CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization. However, further exploration and drilling is required and can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see below).

Year ended December 31, 2014

In the year ended December 31, 2014, the Company incurred exploration and evaluation costs of $1,245,459 (December 31, 2013: $2,149,219) on the Cinco de Mayo property.  The principal focus of work has been in preparation for and related to negotiations with the local Ejido (see ‘“Soil Use Change Permit” and surface access below) which has included meetings with State and Federal authorities, several legal advisors, and Community Relations advisors in Mexico. No drilling was undertaken in 2014 as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido.

“Soil Use Change Permit” and surface access

As of 2012, exploration drilling permits in Mexico require a “Soil Use Change Permit,” reflecting conversion of land from agricultural to industrial use.  In mid-2012, the Company was in the process of negotiating ordinary course surface access permissions with the Ejido Benito Juarez (the “Ejido”) as the final component in the application for the required Soil Use Change Permit.  The Company had a long-standing and productive working relationship with this Ejido and had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area for $660,000 from certain Ejido members.  This purchase was ratified by an official Assembly of the Ejido and registered and ratified by the Federal Agrarian Authority. The Company was awaiting formal title transfer of the surface rights, when certain members of the Ejido challenged the purchase claiming the 41 rights purchased represented a 41/421 undivided interest in the Ejido owned surface rights, rather than rights to exclusive areas of the property. Then on November 17, 2012, at what the Company maintains was an illegally constituted Assembly, the Ejido voted to order MAG to vacate the surface of its Cinco de Mayo property (the mineral concession rights were not affected).

9

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Various Ejido members legally challenged the Assembly meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.  MAG had expected that the Assembly and the resolutions passed would be nullified by the Fifth Unified Agrarian Tribunal (“the Tribunal”), but the Company was notified during the first quarter of 2014 that the Tribunal had rejected the Ejido challenge.  The ruling was made on narrow technical grounds and did not speak to the merits of the actions of the Assembly.  The Tribunal did note that a new vote of a majority of Ejido members can revoke the actions of the challenged Assembly at any time.  The Company has been advised that an appeal of the ruling, based on failure of the Tribunal to consider broader requirements of the Agrarian Law, was promptly filed with the Mexican Supreme Court by the same Ejido members.  It was expected that the appeal would have been considered by Courts in the latter half of 2014, but to date it has not, nor has a date for a hearing been set.  The Company has no input or involvement in the appeal process, as it is Ejido members who have filed the appeal.

As permission of the Ejido assembly is required to obtain surface access, MAG continues to pursue negotiations with the Ejido, and anticipates that the Tribunal’s ruling (and the outcome of the pending appeal) will have minimal practical impact on the ratification by the Ejido of any settlement agreement that may ultimately be reached.  While no assurances can be given, MAG is continuing the negotiation process with the intent of arriving at a settlement agreement that would be fully supported at a properly constituted Assembly.  Although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido (or of the 12,000 other citizens in the project area).

The Company remains willing to work with the Ejido and the greater community to define a comprehensive Corporate Social Responsibility Program (“CSR”) to coincide with the next phases of our exploration activity.  MAG’s goal is to continue its working relationship and ensure the Ejido and the greater community benefit from the expected successes and growth at Cinco de Mayo.

Pozo Seco Molybdenum-Gold Zone

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area.  The Pozo Seco surface rights are privately owned, and the Company has an access agreement currently in place.  The Ejido situation referred to above (“Soil Use Change Permit” and surface access) does not impact Pozo Seco claim boundaries.

In 2010 the Company released an independently prepared first Mineral Resource estimate for the Pozo Seco deposit.  The Pozo Seco Molybdenum-Gold deposit is considered a non-core asset of the Company, and management had engaged CPM Group out of New York in the second half of 2014 to assist in monetizing this non-core asset. However, with Molybdenum prices currently depressed, the divestiture efforts are currently on hold.

Salamandra Property

In 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in CRD Minerals Corp., a company which owns Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid Canasil C$150,000 upon signing the agreement, and a further C$150,000 upon the first anniversary of the agreement.  To earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$450,000 over the next two annual anniversary dates of the agreement, and complete C$5,500,000 in exploration expenditures by May 23, 2017.  As of December 31, 2014 the Company had drilled 10,112 metres on the property, and incurred approximately C$4.4 million in eligible exploration expenditures under the terms of the option agreement.

10

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period. A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

Salamandra appears to be a typical Mexican CRD-Skarn and is very similar to MAG's Cinco de Mayo Project; the same exploration model that drove successful exploration there is being applied to Salamandra.  Salamandra lies 80 kilometres northwest of Mexico's largest known silver-lead-zinc CRD-skarn deposit, the Sabinas-San Martin district.  Both Salamandra and Sabinas-San Martin are favorably positioned at the intersection of the Mexican CRD belt (that also hosts MAG’s Cinco de Mayo CRD project) and the Fresnillo trend (that hosts MAG’s Juanicipio Project).

In July 2014, the Company announced the assay results from its twelve hole, 6,500 metre Phase 2 drill program.  Phase 2 drilling began in late February of 2014 and concluded in May.  The Phase 1 assays were released in a press release dated March 17, 2014, and combined with Phase 2 (see Press Release dated July 21, 2014), MAG has now drilled 10,112 metres in 17 holes on the Salamandra property, complementing an initial 12 holes previously drilled by Canasil.

MAG’s Phase 2 exploration program consisted of five follow-up holes (SA 14-19, 20, 22, 24, 29) designed to determine the geometry of the mineralization cut in the best holes drilled in Phase 1 (SA13-13, and SA14-15) plus seven exploration holes testing geological, geochemical and geophysical anomalies around the previously undrilled half of the circumference of the district’s central intrusive complex.  To date, 15 of MAG’s 17 total holes have cut appreciable widths of strongly anomalous zinc mineralization, leaving the entire system prospective for further drilling.  True thickness cannot yet be determined for any of the intercepts.

The best follow-up hole is SA-20, which cut 0.63 metres grading 258 g/t (7.5 opt) silver with 0.27% copper lying immediately above 9.9 metres grading 2.4% zinc.  These values and relative position are very similar to that seen 380 metres deeper in SA14-15 and appear to reflect the same mineralized zone. Hole SA-22, also drilled to off-set Hole 15, cut several zinc-rich zones but appears to have been drilled above and parallel to the mineralized zone cut in Holes 15 and 20.  Similarly, the first two of the three follow-up holes (SA14-19, 24 and 29) drilled to offset the broad zinc-zone cut in Hole SA13-13 each cut significant widths of zinc mineralization but the intercept geometries prevent correlation.

The seven exploration holes tested the remaining previously undrilled half of the circumference of the intrusive center.  Hole SA14-28 was the best of these exploration holes, cutting 173.46 metres of 1.0% zinc mineralization starting 20 metres below the surface.  Holes SA14-19, 20, 21, 22, 24 and 25 also hit notable widths of zinc mineralization.  The latter hole and hole SA14-18, were drilled away from the intrusive centre to test under the Recent basalt flows that flank the entire project area; both cut major faults interpreted to be the reactivated western margin of the Central Mexico Basin, the principal regional structural control on several major CRD-skarn systems.

The drill results have been systematically reviewed and results are being used to refine the geologic exploration model and revise earlier interpretations of extensive Canasil airborne and ground geophysical data.  Definition of new drill targets for Phase 3 drilling is expected in early 2015.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Zacatecas, Zacatecas; Hermosillo, Sonora; or Chihuahua City, Chihuahua (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

11

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp.  Strong aerial magnetic anomalies were identified in late 2007 but could not be drilled because they straddle the eastern border of the original “Guigui” claim and continued into ground covered by the Juarez Mega-Claim filed by the Mexican Geological Service in mid-2007.  This adjoining part of the Juarez concession was liberated in July 2013 and the Company filed for and obtained the additional 3,800 hectare “Guiguito” concession.  The combined property now consists of roughly 8,300 hectares.

The Company incurred $135,920 (December 31, 2013: $114,644) in costs on Guigui during the year ended December 31, 2014, primarily to maintain the property.  However, mapping, sampling and rehabilitation of roads into the newly acquired adjoining ground are underway, and negotiations have been completed with the surface owners for the surface access permissions needed for Soil Use Change and drilling permits. Surface-based geophysical surveys are also being considered in preparation for a 2015 drill program that the Company plans to undertake.

The Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico.  To December 31, 2014, the Company has incurred $6,418,387 on exploration and evaluation costs, including $106,743 in the year ended December 31, 2014 (December 31, 2013: $122,350).

A review of the past exploration results on the property, analyzed in the context of the current difficult market conditions, failed to meet the Company’s criteria for continued exploration on the property.  With a strategic refocusing by the Company on its core properties that began in 2013, and due to the lack of any third party interest in this property, the Don Fippi claims and expenditures totaling $6,418,387 were written off in the year ended December 31, 2014.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
December 31, 2014	$104,655	$(9,302,738)	$(0.14)
September 30, 2014	$71,600	$(3,680,228)	$(0.05)
June 30, 2014	$28,662	$(2,057,075)	$(0.03)
March 31, 2014	$32,718	$(1,093,162)	$(0.02)
December 31, 2013	$41,540	$(16,004,239)	$(0.27)
September 30, 2013	$42,362	$(1,488,348)	$(0.02)
June 30, 2013	$52,630	$(10,220,693)	$(0.17)
March 31, 2013	$39,463	$(1,658,073)	$(0.03)
Notes:
(1)
The Company’s only source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

12

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property write-offs, and deferred tax expense) as described in “Financial Performance” and in “Results of Operations.”

FOURTH QUARTER

The Company’s net loss for the three months ended December 31, 2014 amounted to $9,302,738 (December 31, 2013: $16,004,239).  The net loss in the current quarter is less than the comparable prior quarter, primarily due to less exploration and evaluation costs written off ($6,418,387 versus $8,576,602 in the comparative quarter), and due to the deferred tax expense recognized in the prior period of $4,234,722 (quarter ended December 31, 2014: recovery of $552,375) resulting from the enactment of a Mexican imposed 7.5% royalty (see “Results of Operations” above, and ‘Income Tax – New Tax Regime Effective January 1, 2014’ below).  The equity loss pick up from associate decreased to $231,375 (December 31, 2013: $1,534,769) as the prior year’s pick up also reflected a deferred tax expense related to the enactment of a Mexican imposed 7.5% royalty, as calculated by the Company.

During the three months ended December 31, 2014, the Company granted no stock options (December 31, 2013: nil stock options and 500,000 inducement options) and recorded $261,733 (December 31, 2013: $753,568) of share based payment expense (a non-cash item) relating to stock options vesting to employees in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model. During the three months ended December 31, 2014, the Company also granted 31,634 DSUs (December 31, 2013: nil) to directors, 29,449 of which were granted to Ms. Jill Leversage upon her appointment to the Board on December 22, 2014.  The fair value of the DSUs was determined using the fair market value of the common shares on the date of grant (weighted average grant date fair value of C$7.70 per DSU), and a share-based payment expense of $272,698 (December 30, 2013: $nil) was recorded in the three months ended December 31, 2014 in relation to these grants.

For the three months ended, December 31, 2014, management compensation and consulting fees increased to $1,351,746 (2013:$868,750) due to the increased costs of the new President and CEO, Mr. George Paspalas, whose salary in the comparable prior quarter was only for 2.5 months and his annual incentive paid in the fourth quarter was prorated for only 2.5 months in the comparable quarter compared to a full year in 2014. As well, the current quarter’s management and consulting fees also reflect consulting services utilized in the Company’s divestiture efforts of its non-core Pozo Seco Molybdenum-Gold deposit (see “Pozo Seco Molybdenum-Gold Zone” above).

The foreign exchange loss of $561,295 during the quarter ended December 31, 2014 (December 31, 2013: gain of $556,273) was due to the considerable weakening of the Mexican Peso (“P$”) and C$ relative to the US dollar during the quarter (from October 1, 2014 to December 31, 2014, the P$ and C$ weakened respectively from 0.0744 and 0.8951 to 0.0679 and 0.8620).  The Company holds net monetary assets in both P$s (primarily IVA receivable) and C$s (primarily cash) which are exposed to exchange risk (see Note 10(c) in the December 31, 2014 audited consolidated financial statements).

Other income and expenses incurred during the quarter ended December 31, 2014 were all either comparable with the prior period’s expenses or not significant to the overall operations of the quarter.

Operationally, in the three months ended December 31, 2014, the Company incurred $934,735 on exploration and evaluation expenditures (2013: $793,081) primarily on the Company’s 100% owned Cinco de Mayo property and on the Salamandra optioned property. On the Juanicipio property, the Company incurred oversight expenditures of $52,167 (2013: $67,270) in the quarter ended December 31, 2014.  Company representatives continue to regularly monitor the development progress, attend Technical Committee meetings and participate in onsite exploration planning to review and assess Juanicipio exploration drilling targets.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to enhance its project portfolio through successful exploration and project development.  Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently.

13

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Minera Juanicipio Outlook

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company, meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  The 2012 PEA provides a framework on which the Technical Committee guides the continued advancement of the project. The 2012 PEA indicated a project development and production schedule of approximately 3.5 years from the start of development, specifically:  “Following satisfactory completion of further studies, and subject to the application and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill start up.” Although Minera Juanicipio has not formally made a “production decision,” Fresnillo has publically reported that it expects that Juanicipio will be in production by approximately 2018.  The Company believes the timeline laid out in the 2012 PEA is reasonable and attainable, but the actual schedule to production is still under review by Minera Juanicipio, and there are no assurances that a formal development decision will be made and that mine development and production will be achieved in accordance with the 2012 PEA.

The preliminary 2015 Minera Juanicipio Development Budget is approximately $7.1 million (MAG’s 44% share is $3.1 million), and continues to be designated primarily for continued ramp advancement and associated underground mining infrastructure as outlined in the 2012 PEA, as well as some metallurgical and geotechnical studies. The preliminary 2015 Minera Juanicipio Exploration Budget is approximately $2.1 million (MAG’s 44% share is $0.9 million), and 2015 exploration targets were identified at an onsite exploration day in December attended by exploration teams from both MAG and Fresnillo.

As at December 31, 2014, Minera Juanicipio had $417,860 in cash available for 2015 budgeted exploration and development, and subsequent to the year end on January 8, 2015, the Company advanced $2.2 million to Minera Juanicipio, representing its 44% share of a $4.9 million cash call for expenditures through April 2015.

Cinco de Mayo Outlook

No active exploration is currently being undertaken on the Cinco de Mayo property, as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido, after being asked to vacate the property in November 2012. The Company continues to work diligently to negotiate renewed access to the Company’s mining claims.  MAG believes that the surface access issue will be overcome, and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course.  However, the overall timeline to successful resolution is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

Further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido.

Salamandra Outlook

With Phase I and II drilling completed in 2014, the geological system remains open in all directions.  MAG has since reviewed all the drill holes to date and completed a comprehensive core review and geological reinterpretation of the system. With this analysis and the Company’s improved understanding of the system, an updated three dimensional model has been assembled.  Drill targets are currently being refined, and Phase III drilling is expected to commence mid-year, which when completed, would fulfill the exploration commitments required under the Company’s 55% earn in option.

Income Tax – New Tax Regime Effective January 1, 2014

The Mexican Senate approved Tax Reform changes in Mexico that became effective January 1, 2014, that in part, adversely affect mining companies operating in Mexico. As enacted, the changes that directly affect the Mexican mining industry include: the elimination of a planned reduction in the corporate tax rate from 30% to 28% by 2015 (corporate tax rate will remain 30% indefinitely); a mining royalty fee of 7.5% on income before tax, depreciation, and interest; an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues; and, changes affecting the timing of various expense deductions for tax purposes.  Should the tax reform changes remain in place once Minera Juanicipio or any of the MAG’s other properties are in production, it will be subjected to the new tax regime.  The effects of these tax changes have not been reflected in the 2012 PEA which preceded the new tax regime.   Managements’ initial assessment of the tax reform changes is that they will not have an impact on the viability of the Juanicipio project.

14

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Various industry challenges and lobbying are expected over the next several years and there is already speculation that the imposed royalties may be reduced and/or modified in their method of application.  In addition, possible tax planning opportunities may exist to reduce the impact of the tax changes.

With the December 11, 2013 enactment of the tax reform and the introduction of a 7.5% mining royalty effective January 1, 2014, the Company recorded a non-cash deferred tax expense of $4,234,722 on December 31, 2013, relating to the ‘initial recognition’ impact of the mining royalty as required under IFRS.  As at December 31, 2013, the Company also recorded its 44% share of the deferred tax expense applicable to Minera Juanicipio as an Equity Pick Up from Associate, amounting to $1,534,769.  Under International Accounting Standard 12 - Income Tax, exploration, evaluation and development expenditures incurred after December 31, 2014 are exempt from deferred taxes with respect to the 7.5% mining royalty.  Therefore, no further deferred tax expense has been recorded by the Company, nor reflected in the equity pick-up from its Investment in Associate. However, a deferred tax recovery of $552,375 was recognized in the current year upon the Don Fippi write off (see “Financial Performance” and “Results of Operations” above), as the original DIT expense recognized on enactment of the Special Mining Duty was reversed for this property.

Under the new tax regime, mining concession holders that fail to develop mining works in accordance with the Mining Law, during a consecutive two year period within the first eleven years of the term of the concession, will pay on a semi-annual basis an additional mining fee equivalent to 50% to the maximum current mining duty. If the failure to carry out works remains unchanged, starting on the twelfth year, the additional fee will be doubled. There is no expected impact of this change on the Company in 2014, but future years may be affected.

An additional component of the Mexican tax reform also includes a 10% dividend tax, to be withheld on all dividends paid to foreign residents of Mexico. With the existing Canadian-Mexico tax treaties, this dividend tax rate will be reduced to 5%.  Prior to the tax reform, there was no dividend withholding tax on dividends paid from Mexico to Canadian corporations out of tax paid earnings.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at March 25, 2015, the following common shares and stock options were outstanding:

	Number of	$Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	69,173,076
Stock Options	3,901,940	$5.35 - $12.19	7 months to 4.7 years
Restricted Share Units (“RSUs”)	55,278	1:1	4.5 – 5 years
Deferred Share Units (“DSUs”)	123,472	1:1	n/a (1)
Fully Diluted	73,253,766
 (1) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible Director’s termination date.

15

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2014 the Company had 68,860,536 common shares issued and outstanding (December 31, 2013: 60,141,718), and currently has 69,173,076 common shares issued and outstanding as at March 25, 2015.

On July 16, 2014, the Company closed a bought deal public financing and issued 7,712,000 common shares, including 392,000 commons shares issued on partial exercise of the over-allotment option, at C$10.25 per share, for gross proceeds of $73,376,306 (C$79,048,000).  On August 18, 2014, the underwriters exercised the balance of the over-allotment in full and issued an additional 706,000 shares at C$10.25 for additional gross proceeds of $6,640,819 (C$7,236,500) bringing total gross proceeds to $80,017,125 (C$86,284,500). The Company paid a 5% commission to the underwriters of $4,000,856 and legal and filing costs totaled an additional $929,654, resulting in net proceeds of $75,086,615.  As the net proceeds to the Company were received in C$ (C$80,974,635), C$76,875,000 was immediately (upon closings) converted to US$, at a US$/C$ exchange rate of 0.9273 as the Company funds the majority of its operations in US$. As outlined in the prospectus offering, the majority of the funds raised are designated for the Juanicipio project, with the balance for working capital and general corporate purposes.

As at December 31, 2014, the Company had working capital of $87,033,742 (December 31, 2013: $25,970,215), including cash of $86,280,385 (December 31, 2013:$25,050,948).  Accounts receivable as at December 31, 2014 totaled $583,373 (December 31, 2013: $982,673) and is comprised primarily of Mexican value added taxes (“IVA”) repayable to the Company by the Government of Mexico, for which the Company expects a full recovery. Current liabilities at December 31, 2014 amounted to $550,509 (December 31, 2013: $830,989) and are attributable to accrued exploration and administrative expenses.

During the year ended December 31, 2014, 293,750 stock options were exercised for cash proceeds of $1,638,635 (December 31, 2013:117,883 stock options were exercised for cash proceeds of $848,181). In the years ended December 31, 2014 and 2013 there were no shares issued for mineral properties.

The primary use of cash in the year ended December 31, 2014 was to fund operations.  During the year ended December 31, 2014, advances to Minera Juanicipio combined with MAG’s Juanicipio expenditures on its own account, totaled $4,710,939 (December 31, 2013: $5,166,251). The Company makes cash deposits to Minera Juanicipio as cash called by operator Fresnillo, based on approved joint venture budgets.  In the year ended December 31, 2014, the Company also expended $3,054,850 (December 31, 2013: $988,393) on the Salamandra earn in option, and $1,646,972 (December 31, 2013: $3,574,950) on its other exploration and evaluation properties.

The Company’s primary source of historic capital has been from the issuance of equity.  The Company’s cash on hand at December 31, 2014 is primarily from the bought deal financing completed in August 2014 (see details above) and from a brokered private placement completed in September 2012, whereby 3,526,210 common shares of the Company were issued at a price of C$9.40 per share resulting in US$ net proceeds of $31,286,353.  With respect to both financings, the Company’s intended use of the proceeds as outlined in the offering documents are being adhered to in all material aspects.  The surface access delay at Cinco de Mayo, has deferred some of the planned expenditures outlined in the 2012 offering documents through 2014 and into 2015.

The Company currently has sufficient working capital ($87 million) to maintain all of its properties and currently planned programs for a period in excess of the next year.  However, the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project.  As noted above (‘Juanicipio Property’ and ‘Outlook’), on October 28, 2013, the Company announced that Fresnillo, as operator, had commenced the underground development and the access decline at the Juanicipio Project, based on the results of the 2012 PEA.  The 2012 PEA estimated total project capital costs of $302 million inclusive of capitalized operating costs (MAG’s 44% share is US$133 million) over 3.5 years from the start of development. The 2015 Juanicipio development budget is only $7.1 million (MAG’s 44% share is $3.1 million), as the first 32 months of development is primarily focused on the ramp decline.  The majority of the capital costs are not expected to be incurred until the latter part of the development schedule. As Minera Juanicipio only approves budgets annually, it has not yet evaluated and proposed a budget for 2016 and beyond.  However, the scale and scope of the complete development of the Juanicipio Project will require capital over the next three years exceeding the Company’s cash on hand resources.  In addition, the 2012 PEA is preliminary in nature, and actual costs and development time, may exceed those laid out in the 2012 PEA.  It is unlikely that the Company will generate sufficient operating cash flow to fund its share of development costs, and accordingly, future liquidity will therefore depend upon the Company’s ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result dilution of the Company’s ownership interest in Minera Juanicipio, in accordance with the shareholders agreement. The Company currently relies on equity financings to fund its exploration and development, and its corporate activities.

16

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Contractual Obligations

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Salamandra (1)	$ 387,900	$ 172,400	$ 215,500	$ -	$ -
Cinco De Mayo (2)	106,000	106,000	-	-	-

Subtotal - Option Payments	$ 493,900	$ 278,400	$ 215,500	$ -	$ -

Exploration & Evaluation Expenditures
Salamandra (1)	778,259	-	778,259	-	-
Juanicipio (3)	-	-	-	-	-
Subtotal - Exploration & Evaluation	$ 778,259	$ -	$778,259	$ -	$ -

Option Payments and Exploration Expenditures – Total	$ 1,272,159	$ 278,400	$ 993,759	$ -	$ -

Office Lease	696,974	142,326	320,081	234,567	-
Total Obligations	$ 1,969,133	$ 420,726	$ 1,313,840	$ 234,567	$ -

(1)
Salamandra property option payments of C$450,000 ($387,900) and exploration expenditure commitments of $778,259 by May 23, 2017 in order to exercise an initial 55% interest in the property.  An additional C$20 million of exploration expenditures (or the delivery of a feasibility study), over the four years following the initial 55% earn in, is required to exercise an additional 15% option on the property.

(2)	Cinco de Mayo property option payments of $106,000 on two auxiliary claims acquired in 2010.

(3)
The Company makes cash deposits to Minera Juanicipio as cash called by operator Fresnillo, based on approved joint venture budgets. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s on hand cash resources.  As noted above in this section, it is unlikely that the Company will generate sufficient operating cash flows to meet these ongoing obligations in the foreseeable future.  Accordingly the Company will need to raise additional capital in the future and is currently evaluating debt, equity, and other financing alternatives in order to continue to fund its share of cash calls and avoid dilution of its ownership interest.

Other contractual obligations include: a 2.5% NSR royalty on the Cinco de Mayo property under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property; and a 2.5% NSR royalty on the Guigui mining concessions.

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company.  The Company has a comprehensive directors and officers liability insurance policy that could mitigate such costs to the Company.

17

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated surface access negotiations with the Ejido (see ‘“Soil Use Change Permit” and surface access’ above). It is anticipated that the ultimate resolution to this situation will include a comprehensive CSR program to coincide with the next phases of our exploration activity.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements (see ‘Contractual Obligations’ above)  and to the Minera Juanicipio joint venture, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see ‘Liquidity and Capital Resources’ above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 25, 2015 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years, and again in 2014. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the audited consolidated financial statements of the Company as at December 31, 2014).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

18

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

Related Party Transactions

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Up until June 24, 2014, these companies had a common director (Dr. Peter Megaw, who did not stand for re-election at the AGSM) with the Company.  Dr. Megaw has since been appointed Chief Exploration Officer of the Company, although he continues to be remunerated through IMDEX as outlined below.  Dr. Megaw is also a principal of both IMDEX and Cascabel.  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

The Company accrued or paid Cascabel and IMDEX the following fees under the Field Services Agreement:

For the three months ended December 31,			2014	2013
	Cascabel &	IMDEX related
	IMDEX	to Dr. Megaw	Total	Total

General consulting, travel and administration fees	$52,064	$76,790	$128,854	$94,052
Exploration management, field costs and cost
reimbursements (at cost + 10%) - MAG properties (1)	220,418	55,434	275,852	521,148
	$272,482	$132,224	$404,706	$615,200

For the year ended December 31			2014	2013
	Cascabel &	IMDEX related
	IMDEX	to Dr. Megaw	Total	Total

General consulting, travel and administration fees	$205,760	$226,983	$432,743	$315,662
Exploration management, field costs and cost
reimbursements (at cost + 10%) - MAG properties (1)	919,298	192,931	1,112,229	2,160,051
	$1,125,058	$419,914	$1,544,972	$2,475,713

(1) Does not include drilling and assays, which are contracted out independently from Cascabel & IMDEX.

Included in trade and other payables at December 31, 2014 is $135,984 related to these services (December 31, 2013: $262,527).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty on the Don Fippi mining concessions located in the Batopilas, and a 2.5% NSR royalty on the Guigui mining concessions, both to Cascabel.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company, to which it accrued or paid consulting fees of C$548,232 in the year ended December 31, 2014 respectively (December 31, 2013: C$114,215). Included in trade and other payables at December 31, 2014 is C$47,970 related to these services (December 31, 2013: C$119,926).  The consulting contract expired on December 31, 2014.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

19

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2014 (%)	2013 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 14.15% of the common shares of the Company as at December 31, 2014, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

Compensation of Key Management Personnel including Directors

During the year, compensation of key management personnel was as follows:

	Year ended December 31,
	2014	2013
Salaries and other short term employee benefits	$2,147,310	$1,198,236
Share based payments	2,644,755	2,541,720
	$4,792,065	$3,739,956
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, and the Chief Financial Officer.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs, (ii) option to acquire mineral interest, (iii) provision for reclamation and closure, (iv) deferred income tax provision and (v) share based payments, as the main estimates for the following discussion.  Please refer to Note 2 of the Company’s consolidated financial statements as at December 31, 2014 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

20

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Under IFRS, the Company’s ‘option to acquire mineral interest’ is a financial asset and accordingly must be fair valued each accounting period. Given there are no observable inputs to fair value this option, and given the early exploration stage of the project represented by the option, management’s best estimate of the fair value of the option is based on the historical cost as incurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING STANDARDS

(i) Adoption of new and amended IFRS Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) that are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted with retrospective application (unless otherwise stated) effective January 1, 2014:

IFRIC 21 – Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application did not result in an adjustment to the Company’s consolidated financial statements.

(ii) Recent Accounting Pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

•
IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

21

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

•
IFRS 15 Revenue from Contracts with Customers – The final standard on revenue from contracts with customers was issued on May 8, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early application permitted. Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

•
Annual Amendments.  In  December  2013,  the  IASB  issued  the  Annual  Improvements  2010-2012  and  2011-2013  cycles  to  make  necessary  but  non-urgent  amendments to  existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2014 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company annually retains an independent third party specialist to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2014.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and MD&A before they are publicly filed, and ensures that management discharges its financial responsibilities. The consolidated financial statements and MD&A for the year ended December 31, 2014 were approved by the Board on March 25, 2015.  The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

22

MAG SILVER CORP.

Management’s Discussion & Analysis
For the year ended December 31, 2014
(expressed in US dollars unless otherwise stated)

SUBSEQUENT EVENTS

Subsequent to December 31, 2014, the Company:

a)	Issued 239,100 common shares pursuant to the exercise of stock options between C$6.95 to C$9.15 for proceeds of C$1,771,872; and,

b)	Issued 73,440 common shares in settlement of 220,500 stock options exercised under a cashless exercise provision of the plan.

23